Caledonia Signs Formal Agreements for Sale of Barbrook

and Eersteling Mines

Toronto, Ontario – April 7, 2008:  As previously announced on February 25, 2008 and March 4, 2008 Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to confirm it has now signed formal agreements for the sale of 100% of the issued shares of the subsidiary companies owning the Barbrook and Eersteling mines.

The purchaser of Barbrook is Eastern Goldfields SA (Proprietary) Limited, based in Nelspruit, South Africa.  The purchaser of Eersteling is Oretech Resources Inc. based in Vancouver, British Columbia, Canada.

 The purchase price for Barbrook will be South African Rand 70,000,000 (approximately $9,030,000 CDN).  The purchase price of Eersteling is $3,810,000 CDN (approximately South African Rand 29,500,000).

The closing of both Agreements is subject to the fulfilment of various conditions – which Management expects will be fulfilled without difficulty.  The agreed projected date for the closing of the Barbrook sale is April 22, 2008, and of the Eersteling sale, July 31, 2008.

Management of Caledonia will work with the purchasers to try to insure that all of the conditions are satisfied or met by the proposed closing dates.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 249

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com